

**BLUESCOPE
STEEL**

BlueScope Steel Limited
ABN 16 000 011 058
Level 11
120 Collins Street
Melbourne VIC 3000 Australia
PO Box 18207 Collins Street East
Melbourne VIC 8003
Telephone +61 3 9666 4000
Facsimile +61 3 9666 4118
www.bluescopesteel.com


07022459

3 April 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington DC 20549
USA



Ladies and Gentlemen

Re: **BlueScope Steel Limited
Rule 12g3-2(b) Exemption (File No. 82-34676)**

SUPPL

The enclosed information is being furnished by BlueScope Steel Limited ("BlueScope Steel") under paragraph (b)(1)(i) of Rule 12g3-2 (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). BlueScope Steel's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith.

In accordance with paragraphs (b)(4) and (b)(5) of the Rule, the enclosed documents (also listed in Attachment A) are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that BlueScope Steel is subject to the Exchange Act.

Yours faithfully

PROCESSED

APR 1 2 2007

THOMSON
FINANCIAL

JUDITH O'SULLIVAN
Assistant Company Secretary

Encl

Attachment A

Lodgement Date	Name of Document
03/04/2007	Appendix 3B – New issue announcement, application for quotation of additional securities and agreement
03/04/2007	Appendix 3Y, Change of Directors Interest Notice – Kirby Adams

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B



New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BlueScope Steel Limited

ABN

16 000 011 058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,233,909 fully paid ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	5,233,909 Ordinary fully paid shares issued under the terms and conditions of the BlueScope Steel Limited Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

4	Do the ⁺securities rank equally in all respects from the date of allotment with an existing ⁺class of quoted ⁺securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	5,233,909 fully paid ordinary shares issued at $9.35 each

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	5,233,909 Ordinary fully paid shares issued under the terms and conditions of the BlueScope Steel Limited Dividend Reinvestment Plan.

7	Dates of entering ⁺securities into uncertificated holdings or despatch of certificates	2 April 2007

	Number	⁺Class
8 Number and ⁺class of all ⁺securities quoted on ASX (*including* the securities in clause 2 if applicable)	733,224,026	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	Nil

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20   Names of any underwriters

21   Amount of any underwriting fee or
        commission

22   Names of any brokers to the issue

23   Fee or commission payable to the
        broker to the issue

24   Amount of any handling fee payable
        to brokers who lodge acceptances
        or renunciations on behalf of
        +security holders

25   If the issue is contingent on
        +security holders' approval, the date
        of the meeting

26   Date entitlement and acceptance
        form and prospectus or Product
        Disclosure Statement will be sent to
        persons entitled

27   If the entity has issued options, and
        the terms entitle option holders to
        participate on exercise, the date on
        which notices will be sent to option
        holders

28   Date rights trading will begin (if
        applicable)

29   Date rights trading will end (if
        applicable)

30   How do +security holders sell their
        entitlements *in full* through a
        broker?

31   How do +security holders sell *part*
        of their entitlements through a
        broker and accept for the balance?

32	How do ⁺security holders dispose of their entitlements (except by sale through a broker)?	

33 ⁺Despatch date

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ✓ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the ⁺securities are ⁺equity securities, the names of the 20 largest holders of the additional ⁺securities, and the number and percentage of additional ⁺securities held by those holders

36 ☐ If the ⁺securities are ⁺equity securities, a distribution schedule of the additional ⁺securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional ⁺securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	

39	Class of +securities for which quotation is sought	

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....   Date: 3 APRIL 2007
              Company Secretary

Print name: Judith-Anne O'Sullivan

== == == == ==

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BlueScope Steel Limited

ABN

16 000 011 058

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	⁺Class of ⁺securities issued or to be issued	Ordinary	
2	Number of ⁺securities issued or to be issued (if known) or maximum number which may be issued	5,233,909	fully paid ordinary shares
3	Principal terms of the ⁺securities (eg, if options, exercise price and expiry date; if partly paid ⁺securities, the amount outstanding and due dates for payment; if ⁺convertible securities, the conversion price and dates for conversion)	5,233,909	Ordinary fully paid shares issued under the terms and conditions of the BlueScope Steel Limited Dividend Reinvestment Plan.

+ See chapter 19 for defined terms.

| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |

| 5 | Issue price or consideration | 5,233,909 | fully paid ordinary shares issued at $9.35 each |

| 6 | Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets) | 5,233,909 | Ordinary fully paid shares issued under the terms and conditions of the BlueScope Steel Limited Dividend Reinvestment Plan. |

| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 2 April 2007 |

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	733,224,026	Ordinary

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	Nil

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents	
	Note: Security holders must be told how their entitlements are to be dealt with.	
	Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of ⁺security holders	
25	If the issue is contingent on ⁺security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do ⁺security holders sell their entitlements *in full* through a broker?	
31	How do ⁺security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	

33   +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (*tick one*)

(a)   ✓   Securities described in Part 1

(b)   ☐   All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   ☐   If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36   ☐   If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
             1 - 1,000
             1,001 - 5,000
             5,001 - 10,000
             10,001 - 100,000
             100,001 and over

37   ☐   A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38   Number of securities for which +quotation is sought

39   Class of +securities for which quotation is sought

40   Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42   Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1   +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2   We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the 'securities be quoted.

3   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 APRIL 2007
                Company Secretary

Print name: Judith-Anne O'Sullivan

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity BlueScope Steel Limited
ABN 16 000 011 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Kirby Clarke Adams
Date of last notice	4 October 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	N/a
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/a
Date of change	N/a
No. of securities held prior to change	N/a
Class	N/a
Number acquired	N/a
Number disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/a
No. of securities held after change	N/a

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	N/a

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	On 28 March 2007, Australia and New Zealand Banking Group Limited (ANZ) undertook a zero cost collar transaction in respect of a portion of Mr Adams' ordinary shares in BlueScope Steel Limited. The zero cost collar (with an associated loan facility) consists of put and call options over these shares. The maturity date for the facility is 3 July 2008. The put option has the effect of protecting the value of the portion of Mr Adams' holding at a level below the current share price. The associated loan facility provides Mr Adams with an ability to borrow an amount of money equal to the value of the put option at any time until maturity.
Nature of interest	Direct
Name of registered holder (if issued securities)	N/a
Date of change	28 March 2007
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Put and call options in respect of 1,500,000 ordinary shares.
Interest acquired	Refer to "detail of contract" above.
Interest disposed	Refer to "detail of contract" above.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	No amount was paid for the above transaction.
Interest after change	Refer to "detail of contract" above.

